SUSAN W. WILES Direct: 312-836-4192 Facsimile: 312-275-7616 E-mail: swiles@shefskylaw.com

IN REFERENCE TO:
028620-01

September 18, 2007

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vitacost.com, Inc.

Registration Statement on Form S-1

File No. 333-143926

Filed June 20, 2007

Dear Mr. Owings:

We are writing on behalf of our client, Vitacost.com, Inc. (the “Company”), in response to comments contained in your correspondence, dated September 7, 2007. The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter. In addition, for your convenience we have reproduced your comments in this letter and included our responses directly below each comment.

General

1. We note your response to comment 1 in our letter of July 19, 2007. Please provide the price range in your next attachment.

Response: In response to the Staff’s comment, we will respectfully submit a side letter under separate cover.

Our Business, page 1

2. We note your response to comment 9 in our letter of July 19, 2007. Please indicate where the products supplied to you by Health Wright Products, Nutra Manufacturing and NutriForce Nutrition are manufactured.

Mr. H. Christopher Owings

September 18, 2007

Response: In response to the Staff’s comment the top three third-party contract manufacturers are located at the following addresses:

Health Wright Products

12482 SE Capps Road

Clackamas, Oregon 97015

Nutra Manufacturing

1050 Woodruff Road

Greenville, South Carolina 29607

NutriForce Nutrition

3337 NW 74th Ave.

Miami, Florida 33122

We have modified the disclosure as follows:

All of our proprietary products are manufactured by third-party contract manufacturers in the U.S., the top three of which, Health Wright Products, Nutra Manufacturing and NutriForce Nutrition, accounted for approximately 71% of our NSI finished goods in 2006.

3. We note your response to comment 11, however, it appears that you continue to use some of these terms and phrases to describe your business. See, for example, page 1, 3, 42 and 44 where you continue to refer to your “unique” value proposition, and “industry leading fulfillment” and “exceptional” customer service. If you have retained these statements because you believe they can be substantiated, please revise your document to provide the basis for your belief.

Response: We note the Staff’s comment and respectfully submit that the remaining terms and phrases are qualified to reflect the Company’s beliefs and goals.

4. We note your response to comment 14 in our letter of July 19, 2007. We are still considering the materials you provided and may have further comment.

Response: We note the Staff’s comment.

Risk Factors, page 7

5. Please delete “the risks and uncertainties described below may not be the only risks that we face.” You are required to discuss the material risks that you face in this discussion so, if this discussion is incomplete, please revise it to complete it. Otherwise this statement is inappropriate.

Response: In response to the Staff’s comment, the requested revision has been made.

6. Notwithstanding your response to comment 22 in our letter of July 19, 2007, it does not appear you have modified the risk factor captioned “Our quarterly results of operations may fluctuate in the future.” Please revise.

Response: We note the Staff’s comment and respectfully submit that the second, third and fifth bullet points of the disclosure were modified in the first amendment to respond to the Staff’s comment to state specific material risks to the Company and purchasers in the offering as follows:

•	changes in the volume and mix of nutritional supplements and health and wellness products sold in a particular quarter;

Mr. H. Christopher Owings

September 18, 2007

•	the timing and success of new nutritional supplement introductions or reformulations by us or our competitors; and

•	competition, including entry into the market by new competitors including traditional brick and mortar retailers and new product offerings by existing competitors.

7. Please revise the caption “We may not be able to maintain our domain names” to describe risk to investors. In addition, other than the first paragraph following the caption, the ensuing seven paragraphs do not appear to be part of this risk factor. Please revise.

Response: In response to the Staff’s comment, the requested revision has been made to the caption “We may not be able to maintain our domain names” as follows: “We may not be able to maintain our domain names, which may result in confusion to existing and new customers and lost sales.” In addition, immediately following this risk factor, a new caption and paragraph have been added, as follows:

Complying with new and existing government regulation, both in the U.S. and abroad, could significantly increase our costs and adversely affect our financial results.

The processing, formulation, manufacturing, packaging, labeling, advertising, distribution and sale of our products are subject to regulation by several U.S. federal agencies, including the FDA, the Federal Trade Commission, or FTC, the Postal Service, the Consumer Product Safety Commission, the Department of Agriculture and the Environmental Protection Agency, as well as various state, local and international laws and agencies of the localities in which our products are sold. Government regulations may prevent or delay the introduction or require the reformulation of our products.

8. Please revise the caption “Security breaches could damage our business” to briefly explain what security breaches you are talking about and how they could damage your business in particular.

Response: In response to the Staff’s comment, the disclosure has been modified as follows:

Security breaches in the form of denial of service attacks and/or intruder theft, or destruction of our server or data base could significantly harm our business and results of operations by preventing us from processing orders.

Mr. H. Christopher Owings

September 18, 2007

Concerns over the security of transactions conducted on the Internet and the privacy of users may inhibit the growth of the Internet, online services and online commerce. Failure to successfully prevent security breaches in the form of denial of service attacks and/or intruder theft or destruction of our server or database could significantly harm our business and expose us to litigation….”

9. It is not clear whether the first paragraph on page 22 is a risk factor as it is not preceded by a caption. Please advise or revise.

Response: We note the Staff’s comment and have inserted a new caption as follows:

We have not declared or paid any cash dividends on our common stock, nor do we intend to do so, which could depress the trading price of our common stock.

Business, page 41

Our Value Proposition to Our Customers, page 43

10. We note your response to prior comment 29 in our letter dated July 19, 2007, however, the information you provide lends support to the belief that you may be maximizing the dosage levels so as to provide optimal dietary benefit for your products but it does not support the notion that your competitors are not doing also so considering there could be other reasons for choosing to utilize a formula that involves lower dosages of a particular supplement/nutrient, such as cost, side effects, etc. As a result, please delete this sentence.

Response: In response to the Staff’s comment, we have modified our disclosure as follows:

We believe our NSI-branded products deliver nutrients in blends and at dosage levels that maximize their nutritional value. By contrast, we believe that our competitors formulate products with a focus on driving down cost, limiting potential treatment effects or limiting the number of supplements required to be consumed. As a result, we believe certain of our competitor’s products contain vitamins and nutrients formulated at dosage levels which either do not provide

Mr. H. Christopher Owings

September 18, 2007

optimal dietary benefit or lack the combination of supplements/nutrients to maximize nutritional value.

New Product Development page 46

11. We have reviewed your response to comment 31 in our letter dated July 19, 2007. We note your indication that your SAB, together with your founder and the Company analyze current medical and scientific research to determine “the need for specific nutraceutical products. Once a specific market need is identified, products are formulated in blends and at dosage levels that maximize their nutritional value.” First, please explain what you mean when you refer to “the Company;” if you mean to refer to specific officers, please revise to do so. Second, please elaborate upon how your SAB analyzes current medical and scientific research to determine the specific market needs that trigger new product development.

Response: In response to the Staff’s comment, we have modified our disclosure as follows:

Our SAB, together with our founder pursuant to his consulting agreement, analyze current medical and scientific research to determine the need for specific nutraceutical products. The need for specific products is determined through analysis of scientific studies, as was the case with studies published in 2006 highlighting the anti-aging benefits of Resveratrol, or through feedback from the medical community, as was the case in 1997 when OcuPower was developed after feedback from ophthalmologists that no nutraceutical existed to address vision problems. Once a specific market need is identified, our SAB works with our senior management team including our CEO, CFO, Vice President of Operations and Vice President of Marketing to cost-effectively formulate, package and distribute products in blends and at dosage levels that maximize their nutritional value. Additionally, scientific advisory board members, many of whom utilize nutritional supplements in their medical practices, report anecdotally on the efficacy of various nutritional formulations on an informal basis.

12. Please explain the statement that scientific advisory board members “report anecdotally” on the efficacy of various nutritional formulations on “an informal basis.”

Response: In response to the Staff’s comment, we note that in those instances where patients of members of the Scientific Advisory Board take nutritional supplements, results, on a purely informal basis, are considered and shared with the Company.

13. We note that members of the scientific advisory board receive compensation in the form of options to purchase shares of your common stock, granted annually in

Mr. H. Christopher Owings

September 18, 2007

increments of between 1,000-2,500 shares. Please explain how these amounts are determined.

Response: In response to the Staff’s comment, we respectfully submit that historically, option grants have been determined by the board of directors which included our founder.

Contract Manufacturing, page 48

14. We note your response to comment 36 in our letter of July 19, 2007. Please explain where the third-party manufacturers from whom you purchase all of the materials and ingredients for your NSI-branded products are located. Also indicate where these products are manufactured and whether you have any contracts in place to ensure your purchase requirements.

Response: In response to the Staff’s comment, we have modified the disclosure on page 48 as follows:

All of the materials and ingredients for our NSI-branded products are purchased from third-party manufacturers. Major countries of origin for over 500 raw materials used to manufacture our NSI products are Japan, China, India, the U.S., Italy and Germany. The ingredients for our NSI products and the formulations are sent to one of the 17 contract manufacturers located in the U.S. for production, the top three of which, Health Wright Products, Nutra Manufacturing and Nutra Force Nutrition, accounted for approximately 71% of our finished goods in 2006. With the exception of a CoQ10 Supply Agreement, we do not have contracts in place with these manufacturers that ensure minimum production or purchase requirements. We are not dependent on any single contract manufacturer for our NSI products.

15. We note your response to comment 37 in our letter dated July 19, 2007. Please revise your disclosure to include your response.

Response: In response to the Staff’s comment, we respectfully submit that, although we are aware of the warning letter issued to Anabolic Laboratories due to the fact that it is public information, we have no knowledge of the final disposition of the matter. Consequently, we believe inclusion of this information in our disclosure would be incomplete and possibly misleading.

Regulatory Proceedings, page 55

16. We note your response to comment 39 in our letter of July 19, 2007. However, please revise the sentence: “On April 23, 2001, the Court found that Mr. Gorsek, acting through the public relations firm, failed to adequately disclose the receipt of compensation by it (in the form of cash and securities).” to state: “On April 23, 2001,

Mr. H. Christopher Owings

September 18, 2007

the Court found that Mr. Gorsek, acting through the public relations firm, engaged in fraud by failing to adequately disclose the receipt of compensation by it (in the form of cash and securities).”

Response: In response to the Staff’s comment, the requested revision has been made.

17. Please advise us whether Mr. Gorsek has any plans to directly or indirectly participate in capital raising efforts of any penny stock issuer now that the ban against such participation has expired.

Response: In response to the Staff’s comment, Mr. Gorsek has indicated to us that he has no plans, directly or indirectly, to participate in capital raising efforts of any penny stock issuer now that the bar against such participation has expired.

18. Please refer to the paragraph that states: “On April 23, 2001, the U.S. District Court entered a summary judgment against Mr. Gorsek and on May 28, 2002, the U.S. District Court entered an order finding Mr. Gorsek liable for violations of Sections 17(a) and (b) of the Securities Act of 1933, Section 10(b) of the Exchange Act of 1934, as amended and Rule l0(b)(5).” Please revise to state:

“On April 23, 2001, the U.S. District Court entered summary judgment against Mr. Gorsek, finding him liable for violations of the antifraud and anti-touting provisions of the federal securities laws (specifically, Sections 17(a) and (b) of the Securities Act of 1933, Section 10(b) of the Exchange Act of 1934, as amended and Rule 10b-5 in connection with his public relations firm). On May 28, 2002, following a bench trial, Mr. Gorsek was found liable for defrauding his brokerage customers in violation of Sections 17(a) of the Securities Act and 10(b) of the Exchange Act and Rule 10b-5, thereunder.”

Response: In response to the Staff’s comment, the requested revision has been made.

Executive Compensation, page 63

Compensation Discussion and Analysis, page 63

19. We note your response to comment 43 in our letter of July 19, 2007. We note your revisions, however, we reissue the comment as you have not addressed in any detail how compensation amounts were determined historically except to explain that Mr. Gorsek made these decisions in lieu of a compensation committee. Please revise your discussion to ensure that your CD&A is discussed from the perspective of historical and prospective viewpoint, as requested previously; the absence of formal guidelines is not a sufficient reason to exclude this disclosure. Please explain how

Mr. H. Christopher Owings

September 18, 2007

Mr. Gorsek arrived at the type and amounts of compensation that was paid in fiscal year 2006.

Response: In response to the Staff’s comment, the disclosure on page 63 was modified as follows:

As a private company, there were no formal policies or guidelines dictating the types and amounts of compensation provided. Instead, the board of directors considered the employee’s employment history, prior compensation, Company performance goals and existing compensation package. Once we become a publicly held company, the compensation committee will review the employment agreements of all Named Executive Officers and will establish formal policies and guidelines which information will be provided as required in the Company’s filings.

20. We note your response to comments 44 and 45 in our letter of July 19, 2007. Please confirm that you will provide this information in future filings and please disclose when you expect to have made these decisions.

Response: In response to the Staff’s comment, we respectfully submit that the board of directors and the compensation committee intend to make decisions regarding compensation, long-term compensation, performance targets and the level of discretion permitted, once the Company is a publicly held company. Once the compensation committee has set its policies and guidelines, the information will be provided as required in the Company’s filings.

Director Compensation, page 68

21. We note your response. to comment 46 in our letter of July 19, 2007. However, please revise to disclose by footnote to the Director Compensation table the aggregate number of option on awards outstanding at fiscal year end.

Response: In response to the Staff’s comment, the requested revision has been made.

Certain Relationships and Related Party Transactions, page 77

22. We note your response to comment 48 in our letter of July 19, 2007. You have not indicated whether you have a policy for the review, approval or ratification of related party transactions. If you have no such policy, aside from board of director approval, please state this in your disclosure and, at the very least, disclose how you determine what types of transactions constitute related party transactions, pursuant to Item 404(b) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure on page 78 has been modified as follows:

Mr. H. Christopher Owings

September 18, 2007

The Company adopted a Code of Conduct and Ethics, a copy of which is attached as Exhibit 14.

Annual Financial Statements

Note 1. Nature of Business and Significant Accounting Policies, page F-7

Stock Based Compensation, page F-9

23. We have reviewed your response to comment 58 in our letter dated July 19, 2007. Based on the information you provide in your response letter, it is our understanding that you use fair value and not the “calculated value” method for computing share-based compensation expense. Further, it is our understanding that in estimating the fair value of share options, your assumption of expected volatility is based on the average historical volatilities of otherwise similar public entities, and not based on an industry sector index. If our understanding is correct, please revise your accounting policy disclosure to clarify accordingly. In revising your disclosure, please ensure you omit any reference to an “appropriate industry sector index” as such reference tends to suggest that you are using a calculated value, as opposed to fair value method for valuing share-based compensation. If our understanding is incorrect, please advisee. For reference, refer to paragraphs 23 and A22 of SFAS 123(R).

Response: In response to the Staff’s comment, the requested revision has been made.

Interim Financial Statements

24. Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, the requested information has been provided.

Recent Sales of Unregistered Securities, page II-2

25. It does not appear you have addressed comment 64 in our letter of July 19, 2007. Please revise to provide the information required by Item 701 of Regulation S-K or advise.

Response: In response to the Staff’s comment, we respectfully submit that no additional information is required.

Mr. H. Christopher Owings

September 18, 2007

In addition to the disclosures described above, the Company has amended the document to bring certain additional information current, as well as make additional edits.

Please contact the undersigned at (312) 836-4192 with any questions or comments you may have regarding this letter or the amendment.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Susan W. Wiles
Susan W. Wiles

cc:	Ira P. Kerker, Vitacost.com, Inc.

J. Scott Hodgkins, Latham & Watkins LLP*